SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 21 October, 2004


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



October 21, 2004

                         BP NON-EXECUTIVE BOARD CHANGES

The board of BP p.l.c. announced today that Mr. Douglas Flint has been appointed as a non-executive director with effect from January 1, 2005. Mr. Flint is the group finance director of HSBC Holdings plc. He has held this post since 1995. Previously he was a partner with the auditing firm KPMG.

Mr. Flint is a member of the Accounting Standards Board and also a member of the Standards Advisory Council of the International Accounting Standards Committee. He is presently chairing a review on behalf of the Financial Reporting Council of the Turnbull Guidance on internal control.

Although he will initially have no BP board committee appointments, Mr. Flint will join the audit committee in the first half of 2005.

Sir Robin Nicholson and Mr. Charles Knight will be retiring from the BP board at the 2005 AGM. Both are members of the board's remuneration committee, with Sir Robin as chairman. Dr. DeAnne Julius, a current member of the remuneration committee, will take the chair in succession to Sir Robin. Mr. John Bryan has now been appointed to the remuneration committee.

Mr. Tony Burgmans and Sir Tom McKillop, both recently appointed non-executive directors of the board, have joined the ethics and environment assurance committee and the remuneration committee respectively.

                                    - ENDS -


                                        SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 21 October, 2004                                  /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary